EXHIBIT 77C
FLAHERTY & CRUMRINE PREFERRED INCOME OPPORTUNITY FUND INCORPORATED
 (the "Fund")

Meeting of Shareholders
On May 18, 2010, the Fund held its Reconvened Annual
Meeting of Shareholders (the "Annual Meeting") for the following purpose: (i) election of Directors of the Fund
("Proposal 1") The proposal were approved by the shareholders and the results of the voting are as follows:

Proposal 1: Election of Directors.

   Name                 For       Withheld
Donald F. Crumrine   10,576,738   119,453
Robert F. Wulf       10,568,984   127,207

David Gale, Morgan Gust and Karen H. Hogan continue to serve in their capacities as Directors of the Fund.